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SEC FILE NUMBER
8-43068

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Enterprise Equities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11000 Broken Land Parkway
(No. and Street)

Columbia	MD	21044
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Adam Anker	410-772-2480	aanker@enterprisecommunity.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CohnReznick LLP
(Name – if individual, state last, first, and middle name)

14 Sylvan Way	Parsippany	NJ	07054
(Address)	(City)	(State)	(Zip Code)

10/14/2003	596
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Adam Anker, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Entperprise Equities, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
Chief Compliance Officer

Notary Public

MELISSA SLAYTON
Notary Public - State of Maryland
Howard County
My Commission Expires Aug 28, 2025

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Enterprise Equities, Inc.
(A Wholly-Owned Subsidiary of Enterprise Ownership, Inc.)

Index

CohnReznick LLP
cohnreznick.com

CohnReznick
ADVISORY • ASSURANCE • TAX

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
Enterprise Equities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Enterprise Equities, Inc., as of December 31, 2024, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Enterprise Equities, Inc. as of December 31, 2024 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Enterprise Equities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in Schedules I, II, and IV has been subjected to audit procedures performed in conjunction with the audit of Enterprise Equities, Inc.'s financial statements. The supplemental information is the responsibility of Enterprise Equities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information we evaluated whether the supplemental information including its form and content, is presented in conformity with C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CohnReznick LLP

We have served as Enterprise Equities Inc.'s auditor since 2003.

Parsippany, New Jersey
February 19, 2025

Enterprise Equities, Inc.
(A Wholly-Owned Subsidiary of Enterprise Ownership, Inc.)

Statement of Financial Condition
December 31, 2024

Assets		
Cash	$	57,472
Due from Enterprise Community Investment, Inc., net		88,312
Prepaid expenses and other assets		55,120
Total assets	$	200,904
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable	$	5,850
Income and franchise tax payable		6,001
Total liabilities		11,851
Stockholder's equity		
Common stock, par value $1 per share - authorized, issued and outstanding, 1,000 shares		1,000
Additional paid-in capital		49,000
Retained earnings		139,053
Total stockholder's equity		189,053
Total liabilities and stockholder's equity	$	200,904

See Notes to Financial Statements.

Enterprise Equities, Inc.
(A Wholly-Owned Subsidiary of Enterprise Ownership, Inc.)

Statement of Income
Year Ended December 31, 2024

Revenue	
Consulting fee income	$ 1,613,994
Total revenue	1,613,994
Operating expenses	
Payroll and benefits	1,410,032
Other operating expenses	120,843
Licenses and membership fees	51,014
Professional fees	26,982
Total operating expenses	1,608,871
Income before taxes	5,123
Income & franchise tax expenses	5,123
Net income	$ -

See Notes to Financial Statements.

Enterprise Equities, Inc.
(A Wholly-Owned Subsidiary of Enterprise Ownership, Inc.)

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2024

	Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance, December 31, 2023	$ 1,000	$ 49,000	$ 139,053	$ 189,053
Net income	-	-	-	-
Balance, December 31, 2024	$ 1,000	$ 49,000	$ 139,053	$ 189,053

See Notes to Financial Statements.

Enterprise Equities, Inc.
(A Wholly-Owned Subsidiary of Enterprise Ownership, Inc.)

Statement of Cash Flows
Year Ended December 31, 2024

Cash flows from operating activities	
Net income	$ -
Adjustments to reconcile net income to net cash provided by (used in) operating activities	
Prepaid expenses and other assets	3,135
Prepaid franchise taxes and taxes payable	5,257
Accounts payable	5,850
Due from Enterprise Community Investment, Inc., net	(10,808)
Net cash provided by operating activities	3,434
Cash, beginning of year	54,038
Cash, end of year	$ 57,472

See Notes to Financial Statements.

Note 1 - Organization and summary of significant accounting policies

Organization and business

Enterprise Equities, Inc. ("we", "us", or "Company") is incorporated in the State of Delaware and is a wholly-owned subsidiary of Enterprise Ownership, Inc. ("EOI"). Enterprise Community Investment, Inc. ("Enterprise"), a 501(c)(4) social welfare organization, is the sole stockholder of EOI. Enterprise Community Partners, Inc., a 501(c)(3) not-for-profit publicly supported charitable foundation, is the sole stockholder of Enterprise.

We were established as a captive broker-dealer registered with the Securities and Exchange Commission ("SEC") for the purpose of selling direct participation equity interests in real estate limited partnerships. We are a member of the Financial Industry Regulatory Authority ("FINRA"). Our business is conducted primarily through Enterprise, as we have no employees of our own.

We are a registered FINRA Broker Dealer in 31 states throughout the United States of America and the District of Columbia.

Basis of presentation

The accompanying financial statements are presented on the accrual basis of accounting and in accordance with accounting principles accepted in the United States of America.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosures of contingencies at the date of the financial statements and revenue and expenses recognized during the reporting period. Actual results could differ from those estimates.

Consulting fee income

The Company recognizes revenue upon the transfer of services to its customer in an amount that reflects the consideration to which we expect to be entitled in exchange for those services which is in accordance with applicable accounting guidance related to contracts with customers.

The services provided by the Company are not distinct; rather they are a bundle whose services are highly interrelated and not separately identifiable from other promises in the contract. Therefore, there is only one performance obligation in the contract which is the provision of the services outlined in the consulting agreement with Enterprise. The transaction price is allocated to the services as they are performed and is quantified on a cost-reimbursement basis. In addition to the broker-dealer services, the Company is reimbursed for third-party costs as incurred. Accordingly, consulting fee income is recognized as the services are provided and the costs are incurred, determined on a cost-reimbursement basis.

Change in accounting principle

The Financial Accounting Standards Board issued new guidance related to improving disclosures around reportable segments, particularly around significant segment expenses. The guidance requires public entities to disclose more detailed information about segment expenses to help constituents better understand an entity's overall performance and assess potential future cash flows. The disclosures are required on an annual and interim basis, as applicable. The Company adopted this new guidance as required for the year ending December 31, 2024 (see Note 7).

Note 2 - Taxes

We have an unwritten tax-sharing agreement with EOI. Pursuant to the unwritten tax-sharing agreement, we are included in the consolidated federal income tax return filed by EOI, and we pay or receive an amount equal to the federal income tax expense or benefit we would have recognized had we filed a separate federal income tax return. A provision for federal income taxes of $3,065 has been recorded on the accompanying financial statements.

The company incurs taxes based on income in Maryland. A provision for state income taxes of $1,358 has been recorded on the accompanying financial statements. Additionally, the company pays franchise taxes imposed by individual states. Franchise tax and minimum tax expense incurred for the year ended December 31, 2024, was $700.

No deferred tax assets or liabilities have been recorded since the company does not have any temporary differences for federal or state income tax purposes. EEI paid EOI its share of federal and state income taxes during 2024.

Our federal tax returns, including those filed as part of the consolidated Enterprise or EOI returns, remain subject to examination for 2021 and subsequent years. We also generally remain subject to the examination of our various state income tax returns for a period of four to five years from the date the return was filed.

In accordance with the accounting guidance for uncertainty in income taxes, we have examined the likelihood that our tax positions would be challenged in an audit conducted by the taxing authorities. We believe that it is more likely than not that our tax positions would withstand audit, and as a result, we have recorded no liability for taxes, interest or penalties that result from uncertain tax positions.

Note 3 - Net capital requirement

We are required to comply with the Uniform Net Capital Rule of the SEC. This rule prohibits us from engaging in any securities transaction should "aggregate indebtedness" exceed 15 times "net capital" as those terms are defined in the rule, or if net capital falls below the required amount of $5,000. We may declare dividends or acquire certain non-liquid assets only to the extent that net capital is in excess of such requirements. In computing net

capital, items not readily convertible into cash are excluded. At December 31, 2024, our net capital was $45,621, which was $40,621 in excess of the minimum requirement of $5,000. The Company's percentage of aggregate indebtedness to net capital was 25.98% at December 31, 2024.

Note 4 - Exemption from Rule 15c3-3

The Company no longer claims an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers, and (3) does not and will not carry PAB accounts.

Note 5 - Related party transactions

We have a Services and Expense Sharing Agreement with Enterprise, under which we provide advice to Enterprise with respect to structuring real estate transactions and to raise capital via private placement transactions. Costs incurred by us for the benefit of Enterprise are charged to Enterprise. During the year ended December 31, 2024, these costs totaled $1,613,994. The agreement with Enterprise will continue until terminated by either us or Enterprise with 60 days' notice.

As we have no employees of our own, personnel costs are paid for by Enterprise, and we reimburse Enterprise or its affiliates for the costs incurred on behalf of us. Payroll, benefit and other operating costs are allocated to us based on the time spent in performing these activities by Enterprise's employees. As of December 31, 2023 and December 31, 2024, $77,504 and $88,312 was due from Enterprise, respectively.

Note 6 - Major customer

Our sole source of revenue is derived from consulting fees related to the structuring and sale of direct participation equity interests in real estate limited partnerships for Enterprise via our Services and Expense Sharing Agreement with Enterprise as identified in Note 5.

Note 7 - Segment reporting

As discussed in Note 1, the Company is engaged in a single line of business as a captive broker-dealer with the sole purpose of selling direct participation equity interests in real estate limited partnerships. The Company has identified its President, Chief Compliance Officer and Treasurer as the collective chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions and to ensure the Company stays in compliance with FINRA requirements. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the

segment are the same as those described in the summary of significant accounting policies.

Note 8 - Subsequent events

Events that occur after the statement of financial condition date but before the financial statements were available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the statement of financial condition date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after the statement of financial condition date require disclosure in the accompanying notes. Management evaluated the activity of the Company through February 19, 2025 (the date the financial statements were available to be issued) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

Enterprise Equities, Inc.
(A Wholly-Owned Subsidiary of Enterprise Ownership, Inc.)

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2024

There are no differences between this computation and that filed by us on SEC Form X-17A-5 as of December 31, 2024.

COMPUTATION OF NET CAPITAL

Line	
1. Total ownership equity from statement of financial condition	$ 189,053
5. Total capital and allowable subordinated liabilities	189,053
6. Deduction: Nonallowable assets	(143,432)
10. Net capital	$ 45,621
11. Minimum net capital required (6 2/3% of aggregated indebtedness)	$ -
12. Minimum net capital requirement of reporting broker-dealer	$ 5,000
13. Net capital requirement	$ 5,000
14. Excess net capital	$ 40,621
COMPUTATION OF AGGREGATE INDEBTEDNESS	
19. Total aggregate indebtedness from statement of financial condition	$ 11,851
20. Percentage of aggregate indebtedness to net capital	25.98%

See Report of Independent Registered Public Accounting Firm.

Enterprise Equities, Inc.
(A Wholly-Owned Subsidiary of Enterprise Ownership, Inc.)

Schedule II - Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2024

The Company no longer claims an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers, and (3) does not and will not carry PAB accounts.

See Report of Independent Registered Public Accounting Firm.

Enterprise Equities, Inc.
(A Wholly-Owned Subsidiary of Enterprise Ownership, Inc.)

Schedule IV - Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2024

The Company no longer claims an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers, and (3) does not and will not carry PAB accounts.

See Report of Independent Registered Public Accounting Firm.